Via Edgar

March 12, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Cherokee Inc.
Form 10-K for Fiscal Year Ended January 29, 2011
Filed April 14, 2011
Supplemental Response Submitted February 13, 2012
File No. 000-18640

Dear Ms. Jenkins:

This letter is being filed by Cherokee Inc. (“Cherokee”) in response to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated February 28, 2012 (the “Comment Letter”) regarding Cherokee’s above-referenced periodic report.

The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, the text of which is incorporated into this response letter for your convenience.

Notes to Consolidated Financial Statements, page 40

9. Subsequent Events, page 55

Promissory Notes, page 55

1.  We note in your response to comment two of our letter dated February 2, 2012 that you believe the 400,000 repurchased shares were not subject to ASC 718-20-35-7, as a result of the guidance in ASC 718-10-35-13. Please tell us the specific accounting guidance that you followed to account for the share repurchase, including your consideration of ASC 505-30-25-3. Also tell us how you considered the requirements of ASC 718-10-35-14 for any awards that were previously subject to Topic 718.

Response:                                        Cherokee respectfully submits to the Staff that the guidance set forth in ASC 505-30-30-3 governs Cherokee’s accounting for its repurchase of the 400,000 shares from Mr. Margolis (such shares, the “Repurchase Shares” and such transaction, the “Repurchase”), which states:

“For example, the selling shareholder may agree to abandon certain acquisition plans, forego other planned transactions, settle litigation, settle employment contracts, or restrict voluntarily the ability to purchase shares of the entity or its affiliates within a stated time period. If the purchase of treasury shares includes the receipt of stated or unstated rights, privileges, or agreements in addition to the capital stock, only the amount representing the fair value of the treasury shares at the date the major terms of the agreement to purchase the shares are reached shall be accounted for as the cost of the shares acquired. The price paid in excess of the amount accounted for as the cost of treasury shares shall be attributed to the other elements of the transaction and accounted for according to their substance. If the fair value of those other elements of the transaction is more clearly evident, for example, because an entity’s shares are not publicly traded, that amount shall be assigned to those elements and the difference recorded as the cost of treasury shares. If no stated or unstated consideration in addition to the capital stock can be identified, the entire purchase price shall be accounted for as the cost of treasury shares.” (underline added).

In the case of the Repurchase, Cherokee irrevocably committed and became obligated to acquire the Repurchase Shares on January 28, 2011 (the “Agreement Date”) pursuant to the terms of the Separation Agreement entered between Cherokee and Mr. Margolis on such date (the “Separation Agreement”). Pursuant the Separation Agreement, Cherokee agreed to consummate the Repurchase at a price per share equal to $18.15 (the “Repurchase Price”), which was the closing price of Cherokee’s common stock on such date.  In this regard, Cherokee notes that, in accordance with ASC 505-30-30-3, Cherokee recorded the entire cost of repurchasing the Repurchase Shares in an amount equal to the fair value of such shares on the date that the “major terms of the agreement” to purchase such shares was reached, or the Agreement Date. In this regard, Cherokee advises the Staff that, on the Agreement Date, and in addition to executing the Separation Agreement, Mr. Margolis also resigned in all capacities as an employee and as a director of Cherokee as of the Agreement Date, with Mr. Jess Ravich, a director of the Company, assuming the role of non-executive chairman of Cherokee on such date.  Cherokee respectfully submits to the Staff that neither the fact that the Repurchase did not settle until February 7, 2011 (the “Settlement Date”) nor the fluctuation in price in Cherokee’s common stock that occurred in the short period of time between the Agreement Date and the Settlement Date suggests that Cherokee had paid additional, quantifiable consideration to acquire the Repurchase Shares that required additional accounting treatment, just as Cherokee would not have been deemed to repurchase the shares at a discount had its shares traded higher prior to settlement. Rather, Cherokee recorded the entire cost of the Repurchase as the fair value of the Repurchase Shares on the Agreement Date as contemplated by ASC 505-30-30-3, and there was no “price paid in excess of the amount accounted for as the cost of the treasury shares” to attribute to other elements of the transaction (also as contemplated by ASC 505-30-30-3).  At all times, Cherokee viewed the Repurchase as a fundamentally commercial transaction that was entered into with Cherokee’s then single largest stockholder on an arms-length basis, with the terms of the Repurchase mutually agreed to by an independent committee of Cherokee’s Board of Directors and Mr. Margolis.   For these reasons, Cherokee respectfully submits to the Staff that (i) Cherokee acquired the Repurchase Shares at the fair value of such shares on the Agreement Date and properly accounted for the cost of such shares based on such value and (ii) no additional or unstated consideration was applicable to the Repurchase.

Cherokee respectfully advises the Staff that the Repurchase was consummated in connection with the settlement of Mr. Margolis’ employment contract with Cherokee, or the Settlement Agreement, and further notes that the other, fundamentally different transactions contemplated by the Settlement Agreement did in fact constitute additional stated and unstated consideration that was paid to Mr. Margolis separate from the Repurchase, which were transactions separately accounted for as such. Cherokee describes these additional transactions in more detail below in connection with its response to the Staff’s inquiry regarding Cherokee’s consideration of ASC 505-30-25-3.

In accounting for the Repurchase, Cherokee also considered the guidance set forth in ASC 505-30-30-4, which states:

“Transactions do arise, however, in which a reacquisition of an entity’s stock may take place at prices different from routine transactions in the open market. For example, to obtain the desired number of shares in a tender offer to all or most shareholders, the offer may need to be at a price in excess of the current market price. In addition, a block of shares representing a controlling interest will generally trade at a price in excess of market, and a large block of shares may trade at a price above or below the current market price depending on whether the buyer or seller initiates the transaction. An entity’s reacquisition of its shares in those circumstances is solely a treasury stock transaction properly accounted for at the purchase price of the treasury shares. Therefore, in the absence of the receipt of stated or unstated consideration in addition to the capital stock, the entire purchase price shall be accounted for as the cost of treasury shares.”

In considering the guidance set forth in ASC 505-30-30-4, Cherokee determined that, because the Repurchase Price represented the closing price of Cherokee’s common stock on the Agreement Date, the Repurchase was not different than “routine transactions in the open market” as contemplated by ASC 505-30-30-4.  In addition, and as stated above pursuant to Cherokee’s analysis of ASC 505-30-30-3, the Repurchase did not include the receipt of stated or unstated consideration, resulting Cherokee accounting for entire purchase price for the Repurchase Shares the total cost of such shares.

Furthermore, and in accordance with the Staff’s inquiry, Cherokee has considered the guidance in ASC 505-30-25-3, which states:

“The facts and circumstances associated with a share repurchase may suggest that the total payment relates to other than the shares repurchased. An entity offering to repurchase shares only from a specific shareholder (or group of shareholders) suggests that the repurchase may involve more than the purchase of treasury shares. Also, if an entity repurchases shares at a price that is different from the price obtainable in transactions in the open market or transactions in which the identity of the selling shareholder is not important, some portion of the amount being paid presumably represents a payment for stated or unstated rights or privileges that shall be given separate accounting recognition.”

As described above, Cherokee respectfully submits to the Staff that the facts and circumstances of the Repurchase do not suggest that the total payment paid by Cherokee to acquire the Repurchase Shares related to something other than the acquisition of the Repurchase Shares.  While Cherokee did acquire the Repurchase Shares from a specific stockholder, Cherokee acquired the Repurchase Shares for a price that was equal to the closing price of Cherokee’s common stock on the Agreement Date.  As a result, the fact that the price paid for the Repurchase Shares was equal to the closing price of Cherokee’s common stock on the Agreement Date led Cherokee to conclude that the guidance set forth in ASC 505-30-25-3 was not applicable to the Repurchase, since the Repurchase Price represented the best indicator of the applicable price Cherokee would have paid to acquire shares in the open market or a similar transaction in which the identity of the selling stockholder is not important. As a result, Cherokee determined that no portion of the amount paid to acquire the Repurchase Shares represented a payment for stated or unstated rights or privileges that required separate accounting recognition as contemplated by ASC 505-30-25-3.

Cherokee respectfully submits to the Staff that it carefully considered the non-existence of any additional stated or unstated consideration paid to Mr. Margolis as a result of the Repurchase. In this regard, Cherokee respectfully advises the Staff that, pursuant to the Separation Agreement, Cherokee did in fact pay Mr. Margolis additional stated and unstated consideration in connection with the other, fundamentally different transactions related to Mr. Margolis’ separation from Cherokee that were consummated at the same time as the Repurchase pursuant to the Separation Agreement, and Cherokee properly accounted for such additional consideration in accordance with applicable guidance. These transactions included: (i) Cherokee’s agreement to pay Mr. Margolis a lump sum payment of an aggregate of $2.26 million; (ii) Cherokee’s agreement to pay Mr. Margolis his annual performance bonus for Cherokee’s fiscal year ended January 29, 2011 in accordance with Cherokee’s prior management agreement with Mr. Margolis, which amount was subsequently paid to Mr. Margolis in April 2011 in the approximate amount of $1.8 million; and (iii) Cherokee’s agreement to accelerate in full Mr. Margolis’ then unvested stock option to purchase 100,000 shares of Cherokee’s common stock (such option, the “2010 Option” and such acceleration, the “Option Acceleration”).  Each of these three transactions were fully expensed as additional costs associated with the Separation Agreement, separate from the cost Cherokee recorded to acquire the Repurchase Shares. The 2010 Option was issued to Mr. Margolis on June 4, 2010 with an exercise price equal to $18.49 per share, which was the closing price of Cherokee’s common stock on such date.  Pursuant to the 2010 Option, Mr. Margolis was to vest in 50,000 shares subject to the 2010 Option on January 31, 2011 and the remaining 50,000 shares subject to the 2010 Option on January 31, 2012, subject to his remaining in service to Cherokee on such dates.  The 2010 Option represented the only share based payment award Mr. Margolis had been awarded within the previous ten years or otherwise held at the time of his separation on the Agreement Date.  Mr. Margolis did not exercise any portion of the 2010 Option in connection with the Separation Agreement and, as of the date of this letter, Mr. Margolis has not exercised any portion of the 2010 Option.

Additionally, and in accordance with the Staff’s inquiry, we respectfully advise the Staff that Cherokee has considered the guidance in ASC 718-10-35-14, which states:

“An entity may modify (including cancel and replace) or settle a fully vested, freestanding financial instrument after it becomes subject to Topic 480 or other applicable GAAP. Such a modification or settlement shall be accounted for under the provisions of this Topic unless it applies equally to all financial instruments of the same class regardless of whether the holder is (or was) an employee (or an employee’s beneficiary). Following the modification, the instrument continues to be accounted for under that Topic or other applicable GAAP.”

Cherokee respectfully submits that the guidance set forth in ASC 718-10-35-14 does not, in Cherokee’s view, suggest that the Repurchase should be accounted for under Topic 718. The Repurchase did not constitute a “modification” or “settlement” of the Repurchase Shares as those terms are defined in Topic 718. Indeed, the glossary in ASC 718-10-20 defines a “modification” as “a change in any of the terms or conditions of a share-based payment award”. As stated in Cherokee’s supplemental response to the Staff dated February 13, 2012, and as set forth again following this paragraph for convenience, the Repurchase Shares did not constitute “share based payment awards” within the meaning of Topic 718, and in any event the Repurchase did not include any change in any term or condition applicable to the Repurchase Shares; rather, in consummating the Repurchase, Cherokee acquired outright the Repurchase Shares at their fair market value, and Mr. Margolis and his affiliates ceased to hold any right or interest in such shares following the Repurchase. Further, the glossary in ASC 718-10-20 defines a “settlement” in relevant part as “any action or event that irrevocably extinguishes the issuing entity’s obligation under a share based payment award”.  Similar to Cherokee’s analysis of the applicable definition of “modification” above, and as summarized below, the Repurchase Shares did not constitute “share based payment awards” within the meaning of Topic 718, and Cherokee did not in any event have any “obligation” to Mr. Margolis relating the Repurchase Shares prior to the Repurchase.

As stated in Cherokee’s supplemental response to the Staff dated February 13, 2012, the Repurchased Shares were acquired by Mr. Margolis or his affiliates through a combination of open market transactions, stock transfers or charitable donations and through the prior exercise of vested stock options more than 10 years ago. As stated above, the 2010 Option represented the only share based payment award Mr. Margolis had been awarded within the previous ten years or otherwise held at the time of his separation on the Agreement Date.  Mr. Margolis did not exercise any portion of the 2010 Option in connection with the Separation Agreement and, as of the date of this letter, Mr. Margolis has not exercised any portion of the 2010 Option.  For those Repurchase Shares which may have been previously acquired by Mr. Margolis through the exercise of vested options, these were accounted for in accordance with applicable accounting guidance at the time of issuance.  Any compensation expense required to be recognized under the accounting guidance at the time of issuance was recognized over the requisite service period, which had concluded more than 10 years ago.  Importantly, Mr. Margolis had owned the Repurchase Shares free and clear of any repurchase rights, vesting conditions, service conditions or other conditions tied to Mr. Margolis’ status as an employee of the Company for more than 10 years prior to the Repurchase and, based on Cherokee’s records, certain of the Repurchase Shares were never the subject of any form of option or other payment and were instead acquired by Mr. Margolis as an investor. As a result of these factors, Cherokee continues to believe that the Repurchase Shares were not “share based payment awards” that are the subject of Topic 718 and again respectfully advises the Staff of the support in reaching this conclusion based on the guidance set forth in ASC 718-10-35-13, which reads, in relevant part: “A freestanding financial instrument ceases to be subject to this Topic and becomes subject to the recognition and measurement requirements of Topic 480 or other applicable GAAP when the rights conveyed by the instrument to the holder are no longer dependent on the holder being an employee of the entity (that is, no longer dependent on providing service).”

As provided in ASC 718-10-35-13, the Repurchase Shares were not subject to Topic 718 because, importantly, Mr. Margolis or his affiliates’ ownership of the Repurchase Shares was in no way dependent on his status as an employee of, or his providing service to, Cherokee. Indeed, had Mr. Margolis simply terminated his employment with, and ceased providing services to, Cherokee, there would have been absolutely no impact to his and his affiliates’ ownership and rights to the Repurchase Shares.

In addition, and per your request, Cherokee hereby acknowledges that:

•                  Cherokee is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Cherokee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions should be directed to Mark DiSiena, CFO, at (818) 908-9868 ext 318 or by fax at (818) 475-1452.

Thank you for your assistance in this matter.

Sincerely,

Cherokee Inc.

/s/ Henry Stupp	/s/ Mark DiSiena
Henry Stupp	Mark DiSiena
Chief Executive Officer	Chief Financial Officer

cc:	Cherokee’s Audit Committee (Mr. Tim Ewing, Mr. Keith Hull, Mr. Dave Mullen)
Todd Van der Wel and Stephen Redmond, Moss Adams LLP
Scott Stanton, Morrison & Foerster LLP